

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

Via E-mail
Gordon Pratt
President and Chief Executive Officer
1347 Capital Corp.
150 Pierce Road, 6th Floor
Itasca, IL 60143

> **Re: 1347 Capital Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 6, 2014**
> **File No. 333-195695**

Dear Mr. Pratt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 5 in our letter dated May 5, 2014. Please update your disclosure to reflect this information.

Prospectus Summary, page 1

General, page 1

2. We note in your disclosure on pages 2 and 57 in response to comment 7 from our letter dated May 5, 2014. To the extent applicable, please further revise to discuss any adverse business developments of FMGQ/UIHC.

<u>Reimbursement of out-of-pocket expenses, page 26</u>

3.   We note your response to comment 11 from our letter dated May 5, 2014, as well as your added risk factor disclosure on page 26. Please also disclose any out-of-pocket expenses accrued to date, if applicable.

<u>Underwriting, page 96</u>

4.   Please revise to disclose any historical banking and commercial dealings between the underwriter(s) and the company or its affiliates, or confirm that there have been no such dealings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Senior Counsel

cc: Joel L. Rubinstein, Esq.
        McDermott Will & Emery LLP